February 7, 2019

Kevin M. Farr
Chief Financial Officer
ChromaDex Corp.
10005 Muirlands Blvd.
Suite G
Irvine, California 92618

       Re: ChromaDex Corp.
           Form 10-K for the Fiscal Year Ended December 30, 2017
           Filed March 15, 2018
           File No. 001-37752

Dear Mr. Farr:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance